UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  CAPRIUS, INC.
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    14066K107
                                    ---------
                                 (CUSIP Number)

                                 Shrikant Mehta

                                354 Indusco Court

                              Troy, Michigan 48083

                                 (248) 585-9905

------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 27, 2000
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box <T058>.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------- -------------- ----------------------------------
CUSIP No. 14066K107

--------------------- -------------- ----------------------------------

------------ ----------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SHRIKANT MEHTA


------------ ----------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                (b) [X]
------------ ----------------------------------------------------------
     3       SEC USE ONLY

------------ ----------------------------------------------------------
     4       SOURCE OF FUNDS

             PF
------------ -----------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

------------ -----------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
------------------------- -------- -------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF

         SHARES 4,100,000 shares (includes 2,900,000 shares subject to warrants and options)
      BENEFICIALLY

        OWNED BY

          EACH

       REPORTING

      PERSON WITH
------------------------- -------- --------------------------------------
                             8     SHARED VOTING POWER

                                                     -0-

------------------------- -------- ---------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   4,100,000 shares (includes 2,900,000
                                   shares subject to warrants and options)
------------------------- -------- ---------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                     -0-
------------ -------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,100,000 shares (includes 2,900,000 shares subject to warrants and options)
------------ -------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                            [ ]

------------ -------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               22.0%
------------ -------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               IN
------------ -------------------------------------------------------------


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

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of CAPRIUS, INC., a Delaware corporation (the "Company"), the principal executive offices of which are located at One Parker Plaza, Fort Lee, New Jersey 07024.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      Shrikant Mehta

                  (b)      354 Indusco Court, Troy, MI 48083

                  (c) Mr. Mehta currently serves as the President and Chief Executive Officer of Combine International, Inc.

                  (d) During the past five years, Mr. Mehta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mr. Mehta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Mehta is a United States citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In April 2000, Mr. Mehta acquired 400,000 units ("Units"), which consists of 1,200,000 shares of the Company's Common Stock, 1,600,000 Series A Warrants and 800,000 Series B Warrants, in a private placement offering by the Company (the "Placement") for $1,200,000. The monies for the purchase price came from Mr. Mehta's personal funds. Each Series A Warrant gives the holder the right to purchase one share of the Company's Common Stock at a price of $.50 and is exercisable for five years. Each Series B Warrant gives the holder the right to purchase one share of Common Stock at a price of $.75 and is exercisable for five years.

                  Additionally, in consideration for his participation in the Placement, the Company separately agreed to grant Mr. Mehta options to purchase 500,000 shares of the Company's Common Stock, exercisable at $1.00 per share for a period of three years.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Mehta sought an interest in the Company because he believes that the Company has a significant amount of growth potential. The Company's Board of Directors and management believe that the Company could use his business experience and contacts to help facilitate such growth.

                  In consideration for his participation in the Placement, the Company agreed to give Mr. Mehta, and other principal investors in the Placement the right to collectively designate two members of the Board of Directors (the "Designees"), one of whom also shall be appointed to the Compensation Committee of the Board of Directors; provided, however, the Designees were reasonably acceptable to the current Board of Directors. The Designees, one of which is Mr. Mehta, shall be added to the Board of Directors at its next meeting to fill vacancies created by the recent resignations of two directors pursuant to the terms of the Placement. At each meeting of stockholders for the election of directors held at any time prior to March 27, 2003, the Company shall include the two Designees on the management slate of directors, subject to certain conditions regarding the interest in the Company Mr. Mehta then holds.


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

                  Mr. Mehta will evaluate business opportunities and engage in transactions that he and the Board of Directors deem to be in the best interests of the Company, including disposing of certain assets and other acquisitions or dispositions. Other than as set forth herein, Mr. Mehta has no present intention to engage or to cause the Company to engage in any other transactions referred to in Paragraphs (a) through (j) of this Item, except that he may, either singly or with others, acquire additional securities of the Company or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations existing at the time of any such transaction.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Mehta beneficially owns 4,100,000 shares of Common Stock (the "Shares"), consisting of (i) 1,200,000 shares of Common Stock, (ii) 1,600,000 shares upon the exercise of Series A Warrants at $.50 per share, (iii) 800,000 shares upon the exercise of Series B Warrants at $.50 per share and (iv) 500,000 shares subject to options with an exercise price of $1.00. Both series of warrants and the options expire in March 2005. Mr. Mehta's Shares represent approximately 22.0% of the issued and outstanding shares of Common Stock of the Company, based upon 13,525,517 shares issued and outstanding as of December 31, 1999 (as reported in the Company's Form 10-Q for the fiscal quarter ended December 31, 1999), plus 1,950,000 shares issued upon the Placement and 225,000 shares issued to two former executive officers pursuant to their respective Consulting Agreements.

                  (b) Mr. Mehta possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Shares.

                  (c)-(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Mehta and other principal investors in the Placement, separately agreed to vote all of their Shares, which they beneficially own as of the applicable record date, for Jonathan Joels and George Aaron, both current directors of the Company, at each meeting of stockholders or in any consent in lieu of a meeting of stockholders with respect to the election of directors held at any time prior to March 27, 2003. Mr. Joels and Mr. Aaron reciprocally agreed to vote all of their Shares, which they beneficially own as of the applicable record date, for Mr. Mehta and the other Designee, at each meeting of stockholders or in any consent in lieu of a meeting of stockholders with respect to the election of directors held at any time prior to March 27, 2003.

                  The Company separately agreed to give Mr. Mehta and other principal investors in the Placement the right to collectively designate two members of the Board of Directors as described above in Item 4.

                  In consideration of their participation in the Placement, the Company separately agreed to give Mr. Mehta and other principal investors in the Placement preemptive rights for a period of three years with respect to their interest in the Company, such that, to the extent of their current interest in the Company, Mr. Mehta and the other principal investors each have the right to participate in any sale, for cash, of Common Stock or shares of preferred stock or other securities of the Company (the "Derivative Securities") that are exercisable for, convertible into or exchangeable for shares of Common Stock in a private placement transaction pursuant to the exemption from registration under Regulation D of the Securities Act of 1933, subject to certain exceptions.

                  The Company also agreed to provide Mr. Mehta and other principal investors in the Placement with most favorable investors rights, such that if any greater rights are received by the holders of the next rounds of equity financing of the Company occurring within one year after the date of purchase ("Subsequent Investments"), subject to certain exceptions, the Company shall prepare, execute, and deliver a revised subscription agreement, stock certificates, warrants, and any other documents necessary to put Mr. Mehta and the other principal investors in the same position as the holders of any Subsequent Investments. Furthermore, in the event that any Subsequent Investment is at a price per share of less than the equivalent of $0.722 per share of Common Stock (i.e., less than $0.722 per share of equity security (including exercise price, if any) exercisable for or convertible into one share of the Company's Common Stock), then the Company shall issue to Mr. Mehta, without additional consideration, the number of shares of Common Stock that he would have received if he had made his $1,200,000 investment as a Subsequent Investment.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None. The Stock Purchase Agreement, form of Series A and B Warrants and side agreements with respect to the Placement were filed as exhibits to a Form 8-K filed by the Company on April 28, 2000, and are incorporated herein.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                                   /s/ Shrikant Mehta
                                                  -----------------------------
                                                         SHRIKANT  MEHTA

Dated:  May 9, 2000




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